Press Release No. 06-20

METALLICA RESOURCES ANNOUNCES THIRD QUARTER RESULTS

November 10, 2006, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report its third quarter financial results. All figures are in United States dollars unless otherwise noted. Complete quarterly results are available on SEDAR, EDGAR and on the Company's website at www.metal-res.com.

Selected Financial Data (unaudited)

	Three	Three
	Months	Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September	September	September	September
	30, 2006	30, 2005	30, 2006	30, 2005

Net income (loss)	$(604,777)	$9,663,769	$(962,583)	$7,943,596
Basic and diluted net income (loss) per share	(0.01)	0.12	(0.01)	0.10

Cash flows (used for) provided from operating activities	(1,102,568)	7,774,733	(2,068,403)	7,335,403
Cash flows used for investing activities	(9,036,320)	(974,486)	(18,899,564)	(4,191,193)
Cash flows provided from financing activities	95,213	210,562	916,762	347,318
Effect of exchange rate changes on cash
and cash equivalents	(149,979)	1,575,491	557,507	892,471
Increase (decrease) in cash and cash equivalents	$(10,193,654)	$8,586,300	$(19,493,698)	$4,383,999

	September	December
	30, 2006	31, 2005
Current assets:
Cash and cash equivalents	$23,176,132	$42,669,830
Value-added tax and other current assets	2,891,684	969,947
Total current assets	26,067,816	43,639,777
Mineral properties, plant and equipment	76,596,641	56,033,836
Other assets	283,091	246,271
Total assets	$102,947,548	$99,919,884

Current liabilities:
Accounts payable and accrued liabilities	$3,075,776	$1,323,571

Restricted stock units	317,491	59,435
Asset retirement obligation	388,755	343,164
Total liabilities	3,782,022	1,726,170

Shareholders' equity:
Share capital	109,415,323	108,158,077
Contributed surplus	1,484,554	1,484,554
Warrants	5,883,108	5,889,285
Stock options	2,114,340	1,431,014
Deficit	(19,731,799)	(18,769,216)
Total shareholders' equity	99,165,526	98,193,714
Total liabilities and shareholders' equity	$102,947,548	$99,919,884

The Company is in the development stage with the majority of its expenditures being made on the Cerro San Pedro gold and silver project, all of which have been capitalized. The Company does not have any revenue from operations. Financial results of operations primarily consist of interest income, general and administrative expenses, exploration expenses, foreign exchange gains and losses, and other non-cash expenses.

The Company reported a loss of $0.60 million ($0.01 per share) for the three months ended September 30, 2006 as compared to net income of $9.66 million ($0.12 per share) for the three months ended September 30, 2005. The decrease in net income of $10.26 million in the current period was primarily due to a onetime $10 million earn-in payment from Xstrata Plc ("Xstrata", formerly Falconbridge Limited) in 2005 as part of its earn-in requirement for the El Morro project, which resulted in $8.35 million of income, and a $1.40 million decrease in foreign exchange gains on cash balances held in Canadian dollars.

The Company reported a loss of $0.96 million ($0.01 per share) for the nine months ended September 30, 2006 as compared to net income of $7.94 million ($0.10 per share) for the nine months ended September 30, 2005. The decrease in net income of $8.90 million in the current period principally resulted from the one-time $10 million earn-in payment from Xstrata in 2005 for the El Morro project.

The Company's cash and cash equivalents decreased by $10.19 million for the three months ended September 30, 2006 as compared to an increase in cash and cash equivalents of $8.59 million for the three months ended September 30, 2005. The $18.78 million increase in 2006 cash outflows is primarily due to an increase in cash expenditures for construction activities at the Cerro San Pedro project in the current period totaling $6.41 million, and no property earn-in payments in the current period versus a $10 million earn-in payment from Xstrata in the preceding period. Project development activities at the Cerro San Pedro project during the current period include construction of the leach pad, solution ponds, haul road tunnel, laboratory and process plant.

The Company's cash and cash equivalents decreased by $19.49 million for the nine months ended September 30, 2006 as compared to an increase in cash and cash equivalents of $4.38 million for the nine months ended September 30, 2005. The $23.87 million increase in 2006 cash outflows principally results from an increase in payments for construction activities at the Cerro San Pedro project totaling $13.06 million due to commencement of project construction in February 2006. In addition, there were no property earn-in payments in the current period versus a $10 million earn-in payment from Xstrata in the preceding period.

The Company had working capital of $22.99 million at September 30, 2006 as compared to working capital of $42.32 million at December 31, 2005. The $19.33 million decrease in working capital primarily results from additions totaling $20.56 million to mineral properties, plant and equipment on the Company's exploration and development projects, principally the Cerro San Pedro project.

On October 31, 2006, the Company received notice from SEDENA that it had removed the suspension on the 2006 explosives permit for its Cerro San Pedro project in Mexico. On November 3, 2006, the Company commenced blasting in the haul road and pit area. Although the Company could not use explosives in the haul road and pit areas during the period when the explosives permit was suspended, we continued with construction of the process plant and related facilities. It is anticipated that construction of the process plant and related facilities will be completed in December 2006. Washington Group International, the company's contract miner, has mining equipment and personnel on site to complete construction of the haul road and commence mining operations. It is anticipated that a steady supply of ore grade material can be delivered to the processing site within the next several months.

The initial capital cost to build the mine is projected to be $29.1 million, with a total capital cost of $34.3 million over the life of the mine. Although construction costs incurred to date associated with the process plant and related facilities are close to budgeted amounts, the explosives permit suspension has delayed construction of the haul road, pre-stripping in the pit area and the placement of ore on the leach pads. This will delay the Company's ability to produce and sell gold and silver from the mine, and will require the Company to obtain working capital financing until the mine generates sufficient cash flow from operations. Management is evaluating various financing alternatives and requirements for the project.

At the La Fortuna deposit area of the 30%-owned El Morro project, Xstrata has recently completed a 75-hole, 27,691 meter drilling program and continues to work on a 1,150 meter decline tunnel. Xstrata has informed the Company that it intends to complete a prefeasibility study for the La Fortuna deposit in late 2006 or early 2007. The estimated cost of the prefeasibility study, including the drilling programs and decline tunnel, is estimated by Xstrata to be $40 million. The entire cost of the prefeasibility study will be borne by Xstrata.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas with approximately 84.2 million shares outstanding. For further details on Metallica Resources, please visit the Company's website at www.metal-res.com

ON BEHALF OF THE BOARD OF DIRECTORS

Richard J. Hall
President and CEO, (303) 796-0229, Ext. 304.

INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTS AND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY'S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.